Via Edgar and Electronic Mail
April 17, 2012
Mr. Jeffrey Foor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Variable Separate Account Seven (“Registrant”)
SunAmerica Annuity and Life Assurance Company (“Depositor”)
Post-Effective Amendment to Registration Statement on Form N-4
File Nos. 333-172054 and 811-09003
Dear Mr. Foor:
     Thank you for your comments provided on April 16, 2012, regarding the Post-Effective Amendment to the Registration Statement on Form N-4 filed pursuant to Rule 485(a) on March 1, 2012 as referenced above. We have considered your comments and provided our responses below.
1.	Fee Table, Footnote 8, page 7
Comment — The fourth sentence of the footnote makes reference to “the minimums and maximums identified in the Fee Table.” However, the “minimums” are not located in the Fee Table, but are described below in footnote 8. Please revise disclosure in the footnote to clearly reference the minimums.
Response — The fourth sentence in footnote 8 on page 7 of the prospectus will be revised as follows:
“In general, as the average value of the VIX decreases or increases, your fee rate will decrease or increase accordingly, subject to the maximums identified in the Fee Table and the minimums described below.”
2.	Fee Table, Footnote 8, page 7
Comment — Explain to the Staff the impact of the adjustment from the value of the VIX to the average value of the VIX. Does it increase or decrease the fee? Is the change for prospective contracts only?
Response — The adjustment from the value of the VIX to the average value of the VIX over a quarter may increase or decrease the fees for a particular policy owner, depending on the overall average value of the VIX over the contract quarter. However, we anticipate that using the average value of the VIX, as opposed to the value of the VIX on a given day, will provide a more equitable and predictable fee. The change to quarterly averaging will be applicable to prospectively issued contracts only.
3.	Polaris Portfolio Allocator Program, page 17
Comment — Please clarify the last sentence of the second full paragraph on page 17. In particular, confirm that investing in the SunAmerica Dynamic Allocation Portfolio would be consistent with the investment requirements and the investment objective of the models.
Response — The last sentence of the second full paragraph on page 17 will be revised as follows:
“Additionally, if you invest in any Variable Portfolios in addition to investing in a Model or Sample Portfolio, such an investment may no longer be consistent with the Model’s or Sample Portfolio’s intended objective. However, if you have elected the option Living Benefit, pursuant to certain investment requirements, a portion of your investment can be allocated to the SunAmerica Dynamic Allocation Portfolio in addition to a Model or Sample Portfolio.”
4.	Polaris Portfolio Allocator Models, page 18
Comment — With respect to the Models and Sample Portfolios, explain the term “reconfigured annually.” Confirm whether the models are static, and therefore changes would only be applicable to prospective purchasers. If so, consider removing this disclosure. Please explain the significance of the October 3, 2011 date and describe how subsequent purchase payments will be invested if not in accordance with the models on page 18. Provide additional disclosure as to how a policy owner can determine how their subsequent purchase payments will be allocated.
Response — The Models and Sample Portfolio’s are re-evaluated annually. This means that the allocations among the Variable Portfolios may change in order to align the model with its investment objectives. The Models and Sample Portfolios are static, meaning a policy owner’s investment in a model is not changed annually when the model is re-evaluated unless the policy owner contacts us with specific instructions to invest in the most current model. If an existing policy owner does not contact us they will remain invested, and all subsequent payments will be invested, in the models that were available when their contract was issued. We direct the Staff’s attention to the first sentence of the fifth full paragraph on page 17 of the prospectus which states that, “[a] subsequent Purchase Payment will be invested in the same Model or Sample Portfolio as your current investment unless we receive different instructions from you.” Further, clients receive a confirmation with each transaction that specifies the allocation amongst Variable Portfolios.
October 3, 2011 is the date of the most recent reconfiguration of the Polaris Portfolio Allocator Models. We will change this date to April 30, 2011 in connection with the annual re-evaluation of the models.

5.	Optional Living Benefit, page 25
a. Comment — Clarify whether the Protected Income Payment Percentage can change for an existing contract owner. If the sentence that states that “the Protected Income Payment Percentage is the same as the Maximum Annual Withdrawal Percentage,” is included for the purposes of reserving rights to make changes with respect to prospective contract purchasers, consider removing the disclosure.
Response — The Protected Income Payment Percentage will not be changed for existing contract owners. We have deleted the second sentence under the definition of Protected Income Payment Percentage on page 25 of the prospectus.
b. Comment — Please revise the last sentence on page 25 to more clearly describe the risk being disclosed.
Response — The last sentence of the page 25 will be deleted, as we believe the disclosure is duplicative of our statement on the following page which states that “you may have better, or worse, investment returns by allocating your investments more aggressively.”
6.	Tandy Representations

Depositor and Registrant acknowledge that:
•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
     We will file all revisions and all relevant exhibits and financial statements in a post-effective amendment to the registration statement on or about April 27, 2012. If you have any further questions, please contact me at 310-772-6266.

Very truly yours,
/s/ Joseph F. Duronio
Joseph F. Duronio
Counsel

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